SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **February 20, 2007**

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	**0-7246**	**95-2636730**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

120 Genesis Boulevard, Bridgeport, WV 26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **304-842-3597**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report)

Item 8.01.   Other Events

On February 22-23, 2007, Thomas Riley, P.E., President, and Richard McCullough, Chief Financial Officer and Treasurer, will make a presentation at the C.K. Cooper & Company 3rd Annual Small-Cap Oil & Gas Conference in Palm Desert, California.

The Press Release and transcript of the presentation are attached as Exhibit 9.01.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The Exhibit is filed herewith as Exhibit 99.1 and incorporated herein by reference.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: February 20, 2007

By: /s/ Richard McCullough
          Richard McCullough
          Chief Financial Officer